Filed Pursuant to Rule 433
Registration Statement No. 333-188984

THESE COVERED BONDS HAVE NOT BEEN APPROVED OR DISAPPROVED BY CANADA MORTGAGE AND HOUSING CORPORATION ("CMHC") NOR HAS CMHC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE DOCUMENT. THESE COVERED BONDS ARE NOT INSURED OR GUARANTEED BY CMHC OR THE GOVERNMENT OF CANADA OR ANY OTHER AGENCY THEREOF.

THE BANK OF NOVA SCOTIA

US$1,100,000,000 1.850% Covered Bonds, Series CBL7, due April 14, 2020

FINAL TERM SHEET DATED APRIL 7, 2015

Issuer:	The Bank of Nova Scotia
Guarantor:	Scotiabank Covered Bond Guarantor Limited Partnership
Expected Ratings(1):	Aaa / AAA / AAA by Moody’s / Fitch / DBRS
Series:	CBL7
Aggregate Principal Amount:	U.S.$1,100,000,000
Format:	SEC Registered
Trade Date:	April 7, 2015
Issue Date (T + 5)(2):	April 14, 2015
Interest Commencement Date:	April 14, 2015
Final Maturity Date:	April 14, 2020
Extended Due for Payment Date:	April 14, 2021
Rate of Interest:	1.850% per annum payable semi-annually in arrears
Interest Rate Basis:

A fixed rate of 1.850% per annum payable semi-annually in arrears from and including the Interest Commencement Date to but excluding the Final Maturity Date

If applicable, 1-month USD LIBOR +49.875 bps per annum Floating Rate payable monthly in arrears and subject to adjustment from and including the Final Maturity Date up to but excluding the Extended Due for Payment Date

Interest Payment Date(s):	April 14 and October 14 in each year up to and including the Final Maturity Date
Specified Interest Payment Date(s):	If applicable, after the Final Maturity Date, each Specified Interest Payment Date will be the 14th day of each month
Day Count Basis(3):	30 / 360
Business Day Convention(4):	Following Business Day Convention (unadjusted)
Business Day(s):	New York, Toronto
Re-offer Spread vs. MS:	37 bps (T + 54 bps)
Re-offer Yield:	1.861%
Issue Price:	99.948% of the Aggregate Principal Amount
Redemption/Payment Basis:	Redemption at par
Listing:	None
Specified Denominations/Integral Multiple:	US$1,000 / US$1,000
Optional Redemption:	None
Governing Law:	Province of Ontario and the federal laws of Canada applicable therein
Form of Covered Bond:	SEC Registered Global Covered Bond registered in the name of a nominee for DTC and exchangeable only after an Exchange Event

CUSIP:	06416CAB4
ISIN:	US06416CAB46
Joint Book-Running Managers:	Citigroup Global Markets Inc. Scotia Capital (USA) Inc. Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC
Co-Managers:	HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities plc Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

(1) A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

(2) Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Covered Bonds on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Covered Bonds initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

(3) If applicable, after the Final Maturity Date, the Day Count Fraction will be Actual / 360.

(4) If applicable, after the Final Maturity Date, the Business Day Convention will be Modified Following Business Day Convention (adjusted).

The Issuer and Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, or any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or by calling UBS Securities LLC at 1-888-827-7275.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the Covered Bonds to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a "Relevant Member State") (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the "Prospectus Directive"), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may be lawfully addressed) and must not be acted upon by other persons in that Relevant Member State. A prospectus under the Prospectus Directive is not required for the offer of the Covered Bonds in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Covered Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Covered Bonds will be in engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.